May 25, 2012

VIA EDGAR TRANSMISSION

Ms. Celeste M. Murphy

Mr. Larry Spirgel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	The ADT Corporation
Registration Statement on Form 10-12B
File No. 001-35502

Dear Ms. Murphy and Mr. Spirgel:

On behalf of The ADT Corporation (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated May 3, 2012 (the “Comment Letter”), relating to the above-referenced Registration Statement on Form 10-12B filed by the Company on April 10, 2012 (the “Registration Statement”), including the Information Statement filed as Exhibit 99.1 (the “Information Statement”) thereto. We have also revised the Registration Statement in response to the Staff’s comments and are filing concurrently with this letter Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects these revisions, financial information with respect to the Company’s second fiscal quarter of 2012 and general updates. In connection with this letter and the filing of Amendment No. 1, we are sending to the Staff, by overnight courier, four courtesy copies of Amendment No. 1 marked to show changes from the Registration Statement as filed on April 10, 2012, and four clean courtesy copies of Amendment No. 1.

Set forth below are our responses to the Staff’s comments as set forth in the Comment Letter. For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. The responses and information described below are based upon information provided to us by the Company. Certain of our responses make reference to the proxy statement on Schedule 14A filed on May 8, 2012 by Tyco International Ltd. (“Tyco”), the Company’s parent company, which we refer to as the “Tyco Proxy Statement.”

General

1.	We note that you have yet to file a number of exhibits, including the ADT Separation and Distribution Agreement. Please file these exhibits as soon as possible so that we will have sufficient time to review and, if necessary, comment upon your disclosure regarding them.

The Company advises the Staff that it will file all of the exhibits listed in the exhibit index to the Registration Statement that were not previously filed as promptly as practicable in subsequent pre-effective amendments to the Registration Statement. The Company also acknowledges that all exhibits and related disclosures are subject to the Staff’s review and understands that the Staff will need a reasonable period of time to review these materials prior to effectiveness of the Registration Statement.

2.	Please discuss whether any of the disclosed agreements may be amended after distribution of your information statement, and if so, how the parties intend to communicate any material changes to shareholders.

The Company advises the Staff that it does not expect to amend any of the disclosed agreements after the distribution of the Information Statement. In the event, however, that any material changes are made to the disclosed agreements after the distribution of the Information Statement, the Company would disclose such changes in accordance with applicable law, including, for example, by filing a Form 8-K.

Summary, page 1

3.	Please provide support for your statements that “ADT is a leading provider of electronic security, interactive home and business automation and related monitoring services” and “[W]e are a security industry leader, supported by one of the industry’s most trusted and well-known brands.” Such support can include market share, total revenues, or some other standard.

With regards to the Company’s statements that it is a leading provider of electronic security, interactive home and business automation and related monitoring services and that it is a security industry leader, the Company respectfully submits that such statements are supported by third party market share studies. The Company is providing to the Staff on a supplemental basis in a separate letter dated today relevant pages from a 2010 report by IMS Research showing that ADT has the largest residential and small business monitoring services market share in the United States and Canada.

With regards to the Company’s statement that it has one of the industry’s most trusted and well-known brands, the Company respectfully submits that such statement is supported by ADT’s brand benchmarking study, which was conducted by YouGov. The benchmarking study, which the Company is providing to the Staff on a supplemental basis in a separate letter dated today, reflects that the Company’s brand recognition is multiples higher than any other security industry competitors.

Please also disclose the measure that allows you to assert that you have “industry leading solutions and services, including ADT Pulse...”

With regards to the Company’s statement that it has industry-leading solutions and services, including ADT Pulse, the Company respectfully submits that such statement is based on the following:

•

As disclosed on page 77, the Company serves roughly 25% of the U.S. and Canadian residential and small business monitored security market, a market share that is substantially larger than the Company’s largest competitor.

•

In a 2012 article, CE Pro Magazine states that ADT is in their estimate the largest system integrator and service provider for home automation. The Company is providing to the Staff a copy of the article on a supplemental basis in a separate letter dated today.

•

As disclosed on page 78, external reviewers, including Electronic House and Digital Trends, have recognized ADT Pulse as a leading interactive services platform. The Company is providing to the Staff copies of the articles on a supplemental basis in a separate letter dated today.

The Company notes that because the market for interactive home and business automation is still emerging, reliable third party research on market size and market share is not yet available.

Summary of the Spin-Off, page 6

4.	Please revise your summary disclosure to briefly discuss the costs and risks considered by the board of directors of Tyco in determining whether to effect the spin-off, as discussed on pages 40-41 of the Information Statement.

In response to the Staff’s comment, the Company has revised its disclosure on page 6.

5.	Please also revise your summary disclosure to discuss that you expect to complete certain financing transactions prior to the completion of the spin-off that could result in you incurring new indebtedness under one or more credit agreements or indentures. We note your risk factor disclosure on page 21 and your liquidity disclosure on pages 69-70.

In response to the Staff’s comment, the Company has revised its disclosure on page 9.

6.	Please revise your summary disclosure to include that the ADT distribution and the Tyco Flow Control distribution are not cross-conditioned and either may occur without the other. We note your disclosure on page 31.

In response to the Staff’s comment, the Company has revised its disclosure on page 9.

Conditions to the spin-off, page 7

7.	Please disclose when you expect to receive the tax opinion from McDermott Will & Emery LLP. Please also advise us whether you will file this opinion as an exhibit to the Form 10 or attach it as an annex to the information statement.

In response to the Staff’s comment, the Company has revised its disclosure on pages 34 and 45.

The Company advises the Staff that it does not intend to file this opinion as an exhibit to the Registration Statement or attach it as an annex to the information statement. The Company submits that Item 601 of Regulation S-K does not require the opinion to be filed as an exhibit to the Registration Statement.

Tax Consequences to Tyco shareholders, page 9

8.	Please revise your summary disclosure to briefly discuss the Tax Sharing Agreement you intend to enter into with Tyco and Tyco Flow Control that will govern the respective rights and obligations of Tyco, Tyco Flow Control and you after the spin-off with respect to certain tax liabilities and benefits. Please discuss that you, Tyco and Tyco Flow Control will agree to indemnify the other parties to the agreement against any amounts paid by such other parties pursuant to the tax sharing agreement.

In response to the Staff’s comment, the Company has revised its disclosure on page 10.

Risk Factors, page 11

9.	Please revise to include risk factor disclosure that following the spin-off from Tyco, your capital structure and sources of liquidity will change significantly from your historical capital structure and you will no longer be able to rely on Tyco to provide you with funds to finance your working capital and other cash requirements. We note your disclosure on page 69. Please also include disclosure related to the costs and other material challenges you may face as a result of becoming an independent public company.

In response to the Staff’s comment regarding the Company’s capital structure and sources of liquidity, the Company has revised its disclosure on pages 27 and 28. The Company also respectfully directs the Staff’s attention to the risk factors on pages 25, 26 and 27, which discuss the costs and challenges it may face as a result of becoming a public company.

10.	Further, provide risk factor disclosure discussing the risk that the plan of separation might not be completed and the one-time and ongoing costs of the spin-off may be greater than you expected. We note your disclosure on page 41.

In response to the Staff’s comment, the Company has revised its disclosure on page 28.

We rely on a significant number of customers remaining with us as customers..., page 14

11.	Please revise your disclosure in this risk factor to discuss your historical customer attrition rate for your past three fiscal years ended.

In response to the Staff’s comment, the Company has revised its disclosure on page 14.

Material adverse legal judgments, fines, penalties or settlements..., page 22

12.	Please clarify your use of “forseeable future” in this risk factor disclosure. Please provide more specific disclosure related to your funding expectations.

In response to the Staff’s comment, the Company has revised its disclosure on page 22.

If the Distributions or certain internal transactions undertaken in anticipation of the spin-off are determined to be taxable..., page 23

13.	To the extent practicable, please provide expanded disclosure about the potential consequences, if any, to your business if the spin-off fails to qualify as a tax-free transaction under Section 355. Indicate that Tyco may waive the condition that it receive an opinion of counsel regarding such qualification.

In response to the Staff’s comment, the Company has revised its disclosure on pages 23 and 24.

We may be unable to make, on a timely or cost-effective basis, the changes necessary to operate as an independent company..., page 26

14.	Please revise to specify how long the short-term transition agreements will govern commercial relationships between you and Tyco. Likewise, please revise to provide an estimated range, if ascertainable, of the costs of performing these functions once the temporary agreements terminate.

In response to the Staff’s comment, the Company advises the Staff that it will disclose the terms of the short-term transition agreements in a pre-effective amendment to the Registration Statement. The Company advises the Staff that because the Company is still in the process of determining its future infrastructure, it is not currently practicable for the Company to estimate a range of the costs of performing these functions. If practicable, the Company expects to provide a range of such costs in a subsequent pre-effective amendment to the Registration Statement.

Certain of the contracts to be transferred or assigned to us contain provisions requiring the consent of a third party..., page 27

15.	Please revise your disclosure to identify the contracts you are referring to in this risk factor that will require third party consent.

In response to the Staff’s comment, the Company advises the Staff that it anticipates receiving all consents to contracts that it believes are significant to it prior to the Distribution. As a result, the Company does not believe that more specific disclosure at this point would be helpful to investors, and could be detrimental to the Company. However, to the extent that consent is not obtained for a contract that is material to the Company reasonably in advance of the Distribution, the Company confirms that it will identify any such contract and describe the associated risks in the aforementioned risk factor.

The Spin-Off, page 39

16.	We note Tyco’s board will receive an opinion from Duff & Phelps related to whether you, Tyco and Tyco Flow Control will each be solvent and adequately capitalized immediately after the spin-off. Please supplementally advise whether this opinion will also include a recommendation to the board that Tyco spin-off ADT or Tyco Flow Control as separate, publicly traded companies. If so, please revise your disclosure appropriately to discuss the Duff & Phelps opinion. In addition, please advise whether you will be filing the opinion as an exhibit to the Form 10 or as an annex to the information statement.

In response to the Staff’s comment, the Company advises the Staff that the Duff & Phelps opinion will not include a recommendation to the board that Tyco spin-off ADT or Tyco Flow Control as separate, publicly traded companies. The Company does not intend to file the Duff & Phelps opinion as an exhibit to the Registration Statement or as an annex to the information statement.

17.	Please provide a subsection discussing the interests of ADT’s officers and directors in the spin-off.

In response to the Staff’s comment, the Company has revised its disclosure on page 42.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 60

18.	Refer to our prior comment 10. Please revise the Overview of your MD&A to provide discussion related to the nature and extent of the costs and other material challenges you may face as a result of becoming an independent public company.

In response to the Staff’s comment, the Company has revised its disclosure on page 61.

Results of Operations, page 63

19.	Please revise your discussion under results of operations for all periods to provide a more robust explanation for the changes in line items within your statements of income.

a.	For example, in the revenue section for the quarter ended December 30, 2011, and elsewhere as appropriate, disclose what your net customer additions are after factoring your customer attrition rates. Also, discuss which new service offerings and existing service price increases contributed to the increase in ARPU and by how much.
b.	For example, in the operating income section, present, discuss and quantify the reasons for the changes in your operating expenses from period-to period besides the savings resulting from the Broadview Security integration, unless immaterial.

This is not meant to represent an all-inclusive list of where your MD&A should be improved. We encourage you to provide quantification of amounts and further clarification throughout your discussion. See Item 303(a)(3) of Regulation S-K.

In response to the Staff’s comment, the Company has reviewed its MD&A and revised its disclosure throughout the Results of Operations section to provide both qualitative and quantitative information that we believe is meaningful to investors. More specifically, we have revised our discussion of revenue for all periods to include the change in the ending number of customers, net of attrition.

Additionally, we have enhanced our discussion around the increase in ARPU and included quantitative disclosures around our ADT Pulse offering. As it relates to the discussion of operating income, we have included more robust disclosure of our operating expenses for the first six months of 2012 compared to the first six months of 2011. Changes in operating expenses for the annual periods presented were immaterial other than the savings resulting from the Broadview Security integration.

Non-GAAP Measures, page 66

20.	In regards to your FCF explanations, and elsewhere as appropriate, please define what “dealer generated customer accounts and bulk account purchases” represent. Since your calculation of FCF excludes items other than capital expenditures, labeling this non—GAAP measures as “FCF” does not appear to describe its calculation. Please revise or advise.

In response to the Staff’s comment regarding dealer generated customer accounts and bulk purchases, the Company has revised its disclosure on page 68.

In response to the Staff’s comment regarding the “FCF” label, the Company respectfully submits that in any period, new accounts are generated through three distinct channels: internally generated accounts produced by the Company’s direct sales channels, which accounted for a little more than half of all new accounts in fiscal 2011; dealer generated accounts, which are produced through independent third parties in the Company’s authorized dealer network, which accounted for approximately 45% of the new accounts in fiscal 2011; and bulk account purchases, which are typically acquired on a selective basis from third parties outside of the authorized dealer network. Bulk accounts typically comprise a small percentage of all new accounts produced in any year. In presenting free cash flow (“FCF”), the Company believes it is appropriate to deduct amounts associated with each of these sales channels from cash flows from operating activities. Regardless of the source of an account, the cash spent by the Company in producing or acquiring it represents a long-term investment that is necessary for the Company to maintain and grow its account base, which is the source of roughly 90% of the Company’s revenue. If the Company were to refrain from deducting amounts associated with dealer generated and bulk account purchases, we believe the resulting FCF amount would be artificially high and misrepresent the cash required to maintain and grow the Company’s account base.

Commitments and Contractual Obligations, page 70

21.	Please tell us why your annual minimum pension contribution is not included in the contractual obligations table. We note that your 2012 minimum pension contribution is $4 million.

In response to the Staff’s comment, the Company has revised its disclosure on page 72.

Business, page 76

Our Strengths, page 76

22.	Provide the foundation for your disclosure that you serve 25% of the approximately $12.5 billion U.S. and Canadian residential and small business monitored security market. Also, please identify your “next biggest competitor.” Finally, provide us with marked copies of any materials that support third-party statistics and statements, clearly cross-referencing a statement with the underlying factual support. For example, we note your disclosure on page 76 that based on internal and external market research, you believe that approximately 19% of U.S. households currently have a monitored security system.

With regards to the Company’s statement that it serves roughly 25% of the approximately $12.5 billion U.S. and Canadian residential and small business monitored security market, the Company is providing to the Staff on a supplemental basis in a separate letter dated today the details of how the Company estimated such figures.

The Company respectfully directs the Staff’s attention to the discussion of the Company’s competitors on page 84, which identifies the Company’s principal competitors.

In addition, the Company is providing to the Staff on a supplemental basis in a separate letter dated today the details of how the Company estimated that approximately 19% of U.S. households currently have a monitored security system.

Legal Proceedings, page 85

23.	Please clarify your disclosure as to whether there are any material pending legal proceedings that should be described pursuant to Item 103 of Regulation S-K. We note specific proceedings discussed in the Notes to the Financial Statements and we also note your disclosure that you have recorded accruals for losses that you believe are probable to occur and are reasonably estimable.

In response to the Staff’s comment, the Company has revised its disclosure on page 86 to include those legal matters that meet the requirements set forth in Item 103 of Regulation S-K.

Management, page 86

24.	Please revise your disclosure to include the biographical information of your Senior Vice President of Sales, Mr. Stephen Gribbon. We note you included Mr. Gribbon in your directors and executive officers table on page 86. Please refer to Item 401(c) of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure on page 89.

Certain Relationships and Related Party Transactions, page 123

25.	Please advise when you intend to enter into and finalize the agreements summarized in this section.

In response to the Staff’s comment, the Company has revised its disclosure on page 126.

Financial Statements

Statement of Operations, page F-3

26.	We note your revenues include equipment sales and services contracts. Please state separately the revenues from the sale of equipment and services pursuant to Regulation S-X, Rule 5-03. You should also state the costs and expenses applicable to these revenues separately.

The Company acknowledges the Staff’s comment and has considered Regulation S-X, Rule 5-03. The Company believes that, according to Regulation S-X, Rule 5-03, each class of net sales which is not more than 10 percent of total net sales may be combined with another class, and if the net sales are combined, the related costs and expenses shall be combined in the same manner.

As detailed below, product revenue from equipment sales represents less than 10 percent of the Company’s total revenue. Therefore, product revenue and the related costs and expenses have been combined with those from services for presentation in the Statement of Operations.

(in millions)	FY2009	FY2010	FY2011
Service Revenue	$2,106	$2,463	$2,954
Service Revenue as % of Total	93.7%	95.1%	95.0%
Product Revenue	142	128	156
Product Revenue as % of Total	6.3%	4.9%	5.0%

Total Revenue	$2,248	$2,591	$3,110

Note 1. Basis of Presentation and Summary of Significant Accounting Policies, page F-7

Subscriber System Assets and Related Deferred Cost and Deferred Revenue, page F-9

27.	We note that you defer certain subscriber acquisition costs, including incremental direct selling costs. Please confirm to us that when a customer terminates its relationship with you, you write-off any remaining subscriber acquisition costs. If not, tell us your basis in the accounting literature.

The Company advises the Staff that given the significant number of customer accounts (over 6 million), the Company accounts for subscriber system assets and related deferred subscriber acquisition costs in asset pools rather than on an individual asset basis. The pooling of assets for accounting purposes is addressed in the guidance from the SEC Division of Corporation Finance’s Current Accounting and Disclosures, Accounting for Intangibles Relating to Customer Relationships (June 30, 2000):

“A registrant that makes frequent and continuing purchases of blocks of customers may aggregate different acquisitions occurring within a fiscal quarter and periodically evaluate life expectance of that grouping, rather than individually, if the customer blocks combined in the quarter are reasonably expected to behave in a similar manner over time.”

Rather than accounting for contract terminations on an individual basis, the Company applies an accelerated amortization method to our subscriber acquisition cost pools that closely reflects the Company’s historical patterns of customer attrition and is aligned with the increased level of customer attrition in the earlier years of the lives of the asset pools. All pertinent factors, including historical and expected customer attrition data, demand, competition, and the estimated technological life of installed systems, are reviewed by the Company at each balance sheet date to assess the continued appropriateness of amortization methods and estimated useful lives.

28.	In light of your customer attrition rate of at least 13% a year, please provide us with an explanation, including your historical experience with home monitoring contracts subject to annual renewal in the post-initial contract phase, how you determined that 15 years represents the economic life of these customer relationships. In addition, tell us how you determined that a weighted-average amortization period of 14 years is appropriate for contracts and related customer relationship intangible asset disclosed on page F-22.

The Company advises the Staff that depreciation and amortization rates and estimated useful lives have been established based on the patterns of economic benefit that are expected to be obtained from the underlying asset pools. The Company performs ongoing reviews of the appropriateness of depreciation and amortization methods and estimated useful lives considering historical and expected customer attrition rates, demand, competition and the estimated technological lives of installed systems. The Company engages a third-party actuary to complete an annual customer attrition analysis (“lifing study”), which provides a basis for estimating patterns of related revenue that are used to establish and support depreciation and amortization methods and estimated useful lives for its customer-related asset pools.

The Company’s most recent lifing study, which was performed in 2011, continues to support accelerated depreciation and amortization methods utilizing declining balance rates over an estimated useful life of 15 years for both our internally generated subscriber system asset pools and dealer generated contract and related customer relationship pools.

The Company’s contracts and related customer relationship intangible assets as reported on page F-22 are comprised primarily (approximately 90%) of dealer generated customer asset pools with an estimated useful life of 15 years as discussed above. The remaining balance is comprised of acquired customer lists with an average remaining useful life of 10 years at the time of acquisition. As a result, the aggregate weighted-average amortization period for these intangible assets is 14 years (rounded down from 14.47 years).

Note 5. Goodwill and Intangible Assets, page F-21

29.	Please clarify on page F-22 that except for goodwill you do not have any other indefinite-lived intangible assets.

In response to the Staff’s comment, the Company has revised its disclosure on page F-22.

We thank you for your assistance in this matter. Please do not hesitate to call me at (212) 455-3188 with any questions or further comments you may have regarding this letter or if you wish to discuss our responses to the Comment Letter.

Very truly yours,

/s/ Alan Klein, Esq.
Alan Klein, Esq.